April 13, 2020

VIA EDGAR
Mr. Blaise Rhodes
Mr. Rufus Decker
Division of Corporation Finance
Office of Trade and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Papa John's International, Inc. Form 10-K for the Fiscal Year Ended December 29, 2019 Filed February 26, 2020 File No. 000-21660

Dear Messrs. Rhodes and Decker:

We are writing in response to your letter dated March 16, 2020, commenting on the above-referenced filing of Papa John’s International, Inc. (“Papa John’s” or the “Company”). For your convenience, we have repeated each of the staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K for the Fiscal Year Ended December 29, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Items Impacting Comparability; Non-GAAP Measures, page 40

Comment:

1.
Please tell us the consideration you gave to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in adjusting your non-GAAP measures to remove marketing fund investments made by you.

Response:

We did consider the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in our presentation of our adjusted (non-GAAP) financial results excluding marketing fund investments identified as “Special charges.” The marketing fund investments included in “Special charges” of $27.5 million and $10.0 million for the years ended December 29, 2019 and December 30, 2018, respectively, represent discretionary, non-contractual marketing fund investments to support national media initiatives. Domestic Company-owned and franchised Papa John’s restaurants are required to contribute a certain minimum percentage of their sales (currently 5.0% of sales) to the Papa John’s Marketing Fund, our national marketing fund, which are not included as part of the “Special charges.” The national marketing fund is responsible for developing and conducting marketing and advertising for the domestic Papa John’s system. Beginning in the fourth quarter of 2018, the Company began making significant discretionary, non-contractual marketing fund investments to supplement the contractual Company-owned and franchised restaurant-level system contributions.  These discretionary, non-contractual marketing fund investments were part of the Company’s previously announced program of increased support and financial assistance to the North America franchise system in response to the severe decline in North America sales. The decline in North America sales followed extensive negative publicity and consumer sentiment as a result of statements by the Company’s founder and former spokesman in late 2017 and July 2018. The discretionary, non-contractual marketing fund investments were made as a response to these extraordinary adverse events to defend and repair the brand’s reputation and were not made in the ordinary course of business.

Question 100.01 notes that a non-GAAP financial measure may be misleading if it excludes “normal, recurring, cash operating expenses necessary to operate a registrant’s business.” The Company does not consider the incremental marketing fund investments to be normal, recurring, cash operating expenses necessary to operate the Company’s business. Furthermore, as stated in the Company’s Form 10-K for the fiscal year ended December 29, 2019, such investments are of a limited duration and are only “expected to continue through the third quarter of 2020”, which further supports the conclusion that the charges are not of a recurring nature. As a result, we do not consider these investments to be representative of our underlying operating performance and thus believe the exclusion in our non-GAAP financial results provides investors with important additional information regarding our underlying operating results and is important for purposes of comparisons to prior year results.  In addition, management uses the non-GAAP financial results to evaluate the Company’s underlying operating performance and to analyze trends. Accordingly, we respectfully advise the staff that we considered the guidance in Question 100.01 and believe that the exclusion of the discretionary marketing fund investments from our non-GAAP financial results and the related presentation and disclosure does not cause those results to be misleading.

To help further clarify the nature of these charges, beginning in our Form 10-Q for the quarter ended March 29, 2020, we will revise the footnoted description of these marketing fund investments in our “Special charges” table as follows: “Represents incremental discretionary marketing fund investments in excess of contractual Company-owned restaurant-level contributions, which were made as part of our previously announced temporary support package to our franchisees.”

Comment:

2.
Please tell us the consideration you gave to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in adjusting your non-GAAP measures to add revenues you did not receive due to royalty relief.

Response:

We did consider the guidance in Question 100.04 in connection with our inclusion in “Special charges” of royalty reductions that are above and beyond the level of franchise support the Company would incur in the ordinary course of its business. We also evaluated Rule 100(b) of Regulation G, which states that a registrant may not make public a non-GAAP financial measure that, taken together with the information accompanying the measure, is misleading.   We believe the adjustment reflects the add-back of contractually due and waived franchise royalties in our financial statements rather than the tailoring of the recognition or measurement principles under GAAP.
Papa John’s franchisees are contractually required to pay a 5% royalty on sales. As part of its voluntary program to provide temporary financial assistance for traditional North America franchisees in response to declining North America sales discussed above, the Company extended financial assistance to its traditional North America franchisees in the form of a reduction in the contractually due royalties beginning in the third quarter of 2018, for a limited time period. The decline in sales was due to the negative publicity and consumer sentiment surrounding the Company’s brand as noted in Comment 1 above. Sales remained negative into 2019, which led the Company to formalize a temporary relief package, publicly announced in July 2019, to provide its franchisees with certainty regarding the availability and schedule of the relief which will continue through the third quarter of 2020. The total royalty relief included in “Special charges” was $19.1 million and $15.4 million for the years ended December 29, 2019 and December 30, 2018, respectively. The scheduled royalty reductions presented in “Special charges” represent the difference between the usual 5.0% contractual royalty rate applicable to North America franchise sales and the reduced royalty rate under our franchisee assistance program ranging from 0.5% to 2.0% of franchise restaurant sales varying by quarter. Additionally, North America franchisees that met certain defined service measures also received a 0.25% reduction in the royalty rate in the third and fourth quarters of 2019.

We believe that presenting these royalty reductions as “Special charges” is consistent with the objectives of our non-GAAP presentation, which is to show the financial performance of our ongoing operations excluding the temporary impact of the Company’s initiative of providing short-term support and financial assistance to the North America franchise system in response to the severe decline in North America sales. The Company did not receive the revenue foregone from its royalty relief program, as it is waiving a contractual right to recognize the revenue earned. We excluded the temporary waiver of this contractual right together with the marketing investments discussed in our response to Comment 1 for internal comparison purposes when evaluating the Company’s underlying operating performance and when analyzing trends. When presented next to the most directly comparable GAAP measure, we believe we are presenting a supplemental measure that shows the impact of our discretionary, non-contractual franchise support and relief program to our operating results. Accordingly, the Company respectfully advises the staff that we have considered the prescribed guidance and we believe that the presentation of royalty relief from our non-GAAP financial results, taken together with the information accompanying the measure, does not cause those results to be misleading.

To help further clarify the nature of the royalty reductions, beginning in our Form 10-Q for the quarter ended March 29, 2020, we will revise the footnoted description of the royalty relief in our “Special charges” table as follows: “Represents financial assistance provided to the North America system in the form of temporary royalty reductions that are above and beyond the level of franchise support the Company would incur in the ordinary course of its business. This temporary financial assistance provides our North America franchisees with certainty regarding the availability and schedule of the temporary relief through the third quarter of 2020. Under the formal relief program, the franchisees pay royalties below the 5.0% contractual rate on franchise restaurant sales with varying rates by quarter as specified under the terms of the program.”

Comment:

3.
For your reconciliations of adjusted net income attributable to common shareholders and adjusted diluted earnings per share, please tell us the consideration you gave to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including presenting the income tax impact attributable to your non-GAAP adjustments as a separate adjustment and disclosing how it was computed.

Response:

The Company respectfully acknowledges the Staff's comment and will present in its reconciliations the income tax impacts related to adjusted net income attributable to common shareholders and adjusted diluted earnings per share in future filings.

Below is the Company’s proposed disclosure for each of the fiscal years ended 2019, 2018 and 2017 for illustrative purposes to show changes from the Company’s non-GAAP reconciliations included in its Form 10-K for the fiscal year ended December 29, 2019. The reconciliations reflect the income tax impacts attributable to the non-GAAP adjustments as separate adjustments and disclose how the tax effects were computed in each applicable footnote. The newly added captions and applicable footnotes to the table have been highlighted to facilitate the Staff’s review.

Items Impacting Comparability; Non-GAAP Measures

The below table reconciles our GAAP financial results to our adjusted (non-GAAP) financial results, excluding identified “Special items,” as detailed below.  We present these non-GAAP measures because we believe the Special items impact the comparability of our results of operations. Additionally, the impact of the Company’s 53-week fiscal year in 2017 as compared to 52 weeks in 2019 and 2018 is highlighted below.

	Year Ended
	Dec. 29,	Dec. 30,	Dec. 31,
(In thousands, except per share amounts)	2019	2018	2017

GAAP income before income taxes	$5,046	$6,697	$140,342
Special items:
Special charges (1)	60,817	50,732	—
Refranchising (gains) losses, net (2)(3)	(4,739)	289	1,674
Adjusted income before income taxes	61,124	57,718	142,016
53rd week of operations	—	—	(5,900)
Adjusted income before income taxes - 52 weeks	$61,124	$57,718	$136,116

GAAP net (loss) income attributable to common shareholders	$(7,633)	$2,474	$102,292
Special items:
Special charges (1)	60,817	50,732	—
Refranchising (gains) losses, net (2)(3)	(4,739)	289	1,674
Tax effect of Special charges and Refranchising (gains) losses, net (4)	(11,236)	(11,842)	(351)
Tax impact of China refranchising (3)	—	2,435	—
Equity compensation tax benefit (6)	—	—	(1,879)
Adjusted net income attributable to common shareholders	37,209	44,088	94,716
53rd week of operations	—	—	(5,900)
Tax effect of 53rd week of operations (7)	—	—	2,000
Adjusted net income attributable to common shareholders - 52 weeks	$37,209	$44,088	$90,816

GAAP diluted (loss) earnings per share	$(0.24)	$0.08	$2.83
Special items:
Special charges (1)	1.91	1.57	—
Refranchising (gains) losses, net (2)(3)	(0.15)	0.01	0.05
Tax effect of Special charges and Refranchising (gains) losses, net (4)	(0.35)	(0.36)	(0.01)
Tax impact of China refranchising (3)	—	0.07	—
U.S. tax legislation effect on deferred taxes (5)	—	—	(0.20)
Equity compensation tax benefit (6)	—	—	(0.05)
Adjusted diluted earnings per share	$1.17	$1.37	$2.62
53rd week of operations	—	—	(0.16)
Tax effect of 53rd week of operations (7)	—	—	0.05
Adjusted diluted earnings per share - 52 weeks	$1.17	$1.37	$2.51

(1)	The Company incurred $60.8 million of special costs (defined as “Special charges”) in 2019 compared to $50.7 million for the prior year comparable periods, including the following (in thousands):

	Year ended
	December 29, 2019	December 30, 2018
Special charges before income taxes:
Royalty relief (a)	$19,097	$15,416
Marketing fund investments (b)	27,500	10,000
Legal and advisory fees (c)	5,921	19,475
Reimaging costs and write-off of branded assets (d)	-	5,841
Other costs (e)	2,385	-
Mark to market adjustment on option valuation (f)	5,914	-
Total Special charges before income taxes	$60,817	$50,732

(a)
Represents financial assistance provided to the North America system in the form of royalty reductions that are above and beyond the level of franchise support the Company would incur in the ordinary course of its business.

(b)	Represents marketing fund investments as part of our support package to our franchisees.
(c)
Represents advisory and legal costs primarily associated with the review of a wide range of strategic opportunities that culminated in a strategic investment in the Company by affiliates of Starboard. The costs in 2018 also include a third-party audit of the culture at Papa John’s commissioned by a special committee of the Board of Directors.

(d)	2018 includes re-imaging costs at nearly all domestic restaurants and costs to replace or write-off certain branded assets.
(e)	2019 includes severance costs for our former CEO and costs related to the termination of a license agreement for intellectual property no longer being utilized.
(f)
Represents a one-time mark-to-market adjustment of $5.9 million in 2019 related to the increase in the fair value of the Starboard option to purchase Series B preferred stock that culminated in the purchase of an additional $52.5 million of preferred stock in late March 2019.

(2)
The refranchising and impairment (gains)/losses, net gain of $4.7 million before tax and $3.7 million after tax in 2019 are primarily associated with the refranchise of 46 domestic restaurants, including 19 restaurants in Georgia and 23 restaurants in South Florida.

(3)
The refranchising and impairment (gains)/losses, net loss of $289,000 before tax and $222,000 net loss after tax in 2018 are primarily due to the loss associated with the China refranchise of the 34 Company-owned restaurants and the QC Center in China with an impairment loss of $1.7 million related to these stores in 2017, substantially offset by refranchising gains related to the refranchising of 62 Company-owned restaurants in North America in 2018. We also had $2.4 million of additional tax expense associated with the China refranchise. This additional tax expense is primarily attributable to the required recapture of operating losses previously taken by Papa John’s International.

(4)
The tax effect of Special charges and Refranchising (gains) losses, net was calculated as follows:  For 2019, the full year marginal rate of 22.4% was applied to each category of Special charges as listed in footnote (1) (a-e) in the table above, as well as Refranchising (gains) losses, net.  The mark to market adjustment on option valuation, item (f) in the table above, was non-deductible for tax purposes.  For 2018, the full year marginal rate of 23.2% was applied.  For 2017, the full year marginal rate of 21.0% was applied.

(5)	The U.S. income tax legislation effect on deferred taxes is related to the remeasurement of the net deferred tax liability due to the Tax Cuts and Jobs Act enacted in 2017.
(6)
The favorable impact of adopting the new guidance for accounting for share-based compensation is included in 2017.  This guidance requires excess tax benefits recognized on stock-based awards to be recorded as a reduction of income tax expense rather than stockholders’ equity.  Beginning in 2018, and on a go-forward basis, the benefit or reduction in income from this change will not be shown as an adjustment in GAAP results.

(7)
The tax effect of the 53rd week of operations was calculated using a rate of 33.9%, which represents the Company’s applicable rate for the monthly period in which the 53rd week of operations occurred. This tax rate is before the impact of the U.S. income tax legislation effect on deferred taxes related to the remeasurement of the new deferred tax liability due to the Tax Cuts and Jobs Act.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 74

Comment:

4.
You indicate under Notes Receivable on pages 78 and 98 that you provided certain franchisees with royalty payment plans. You also have reclassified reserves for uncollectible accounts receivable to reserves for franchise notes receivable in Schedule II. Please tell us whether notes receivable issued and presented as cash outflows from investing activities include amounts that are effectively the transfer of accounts receivable to notes receivable whereby investing cash outflows are shortly followed by operating cash inflows to repay accounts receivable or other amounts due from the sales of goods or services, including but not limited to royalties. If so, please tell us the amount of the gross up in operating and investing cash flows for each period presented and explain why you believe these represent investing cash outflows. Also, tell us whether notes receivable repayments presented as cash inflows from investing activities relate to amounts due from the sales of goods or services. If so, please tell us the amount for each period presented. Please also disclose your accounting policy for determining when cash flows related to notes receivable are included in operating activities versus investing activities. Refer to ASC 230-10-45-16(a).

Response:

The Company respectfully acknowledges the staff’s comments regarding our classification of activities related to our notes receivable within the statement of cash flows.

The Company provides financing to select franchisees principally for use in the construction and development of their restaurants and for the purchase of restaurants from the Company or other franchisees. In response to the negative publicity and consumer sentiment surrounding the Company’s brand as noted in Comment 1 above, the Company initiated a franchise assistance program in an effort to support the financial health of our franchisees and to mitigate the closing of certain domestic restaurants. Under this program, the Company began providing financial assistance to certain domestic franchisees, which included royalty payment plans, in the form of formal notes receivable agreements, which extended the due date for these royalty receivables for periods beyond the contractual due dates.  The Company has also provided royalty payment plans to certain international franchisees.

The Company acknowledges cash flows related to these royalty payment plans should be operating activities based on the guidance in ASC 230-10-45-16(a) which states “cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales.” Once executed, these royalty payment plans were categorized as transfers from accounts receivable to notes receivable, including the transfer of the associated reserves, if applicable. The transfers represent non-cash activity which was excluded from the activities reported in the Consolidated Statements of Cash Flows. Most repayments associated with these royalty payment plans will not begin until fiscal year 2021, in accordance with the terms of the notes receivable agreements.

Our total notes receivable, net of reserves, was $40.8 million and $28.8 million at December 29, 2019 and December 30, 2018, respectively. Our royalty payment plan activity consisted of the following in fiscal years 2019, 2018, and 2017, respectively (in thousands):

	Year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Transfers from accounts receivable to notes receivable for royalty payment plans (classified as non-cash transactions within the Consolidated Statements of Cash Flows)	$2,147	$6,606	$50
Notes receivable repayments from amounts due from the sale of goods and services (royalty payment plans)	$188	-	-

Historically, our accounting policy election has been to include loan repayments as investing activities within the statement of cash flows since these cash receipts originated from construction and development loans or for the purchase of restaurants from the Company or other franchisees (e.g., non-revenue producing activities). Additionally, due to the immateriality of the cash receipts arising from the royalty payment plans ($188,000 in 2019), these cash receipts were also included within investing activities in the Consolidated Statements of Cash Flows for fiscal year 2019 (there were none in 2018 or 2017).  Accordingly, we have concluded that total cash receipts in 2019 arising from the issuance of notes receivable related to royalty payment plans were not material for reclassification as operating activities within the Consolidated Statement of Cash Flows. However, we will prospectively change this classification beginning in fiscal year 2020.

We intend to update our accounting policy for notes receivable and disclose the related transfers from accounts receivable as non-cash items. The Company’s updated disclosure to be included in future filings beginning with the Form 10-K for fiscal 2020 would be as follows (the updates have been highlighted to facilitate the Staff’s review):

Notes Receivable

The Company provides financing to select franchisees principally for use in the construction and development of their restaurants and for the purchase of restaurants from the Company or other franchisees. Most notes receivable bear interest at fixed or floating rates and are generally secured by the assets of each restaurant and the ownership interests in the franchise. In 2019 and 2018, the Company also provided certain franchisees with royalty payment plans. We establish a reserve for franchisee notes receivables to reduce the outstanding notes receivable to their net realizable values based on a review of each franchisee’s economic performance and market conditions after consideration of the fair value of our underlying collateral rights (e.g., underlying franchisee business, property and equipment) and any guarantees. Note balances are charged off against the allowance after recovery efforts have ceased.

The Company classifies cash flows related to notes receivable as investing activities, except for those cash flows related to sales of goods or services which are classified as operating activities. During the years ended December 29, 2019, December 30, 2018 and December 31, 2017, the Company transferred $2.1 million, $6.6 million and $0.1 million, respectively, from accounts receivable to notes receivables to extend long-term financing to certain qualified franchisees. The transfers represent non-cash activity which was excluded from the activities reported in the Consolidated Statements of Cash Flows.

*****

Thank you for your consideration in reviewing the above responses. Please direct any further comments or requests for additional information to my attention at (502) 261-4759.
Sincerely,
Papa John’s International, Inc.
/s/ Steve Coke
Steve Coke
VP, Investor Relations & Strategy
(Interim Principal Financial and Accounting Officer)
cc:          John Beckman, Hogan Lovells US LLP